Exhibit 3.1
BYLAWS
AMENDED & RESTATED AS OF FEBRUARY 25, 2016
OF
CERNER CORPORATION

Amendment No. 1

Bylaw number 14, titled: “Management” shall be deleted in its entirety and replaced with the following:

14.    Management. The property, business and affairs of the corporation shall be managed by or under the direction of a board of directors. The number of directors of the corporation (including directors to be elected by the holders of any one or more series of Preferred Stock voting separately as a class or classes) shall be not less than nine (9) nor more ten (10), with the then-authorized number of directors fixed from time to time by the board of directors. As used in these bylaws, the terms “whole board” or “whole board of directors” mean the total number of directors which the corporation would have if there were no vacancies. In addition to the powers and authorities by these bylaws and the certificate of incorporation expressly conferred upon it, the board of directors may exercise all such powers of the corporation, and do all such lawful acts and things as are not by statute or by the certificate of incorporation or by these bylaws directed or required to be exercised or done by the stockholders.

CERTIFICATE

The undersigned secretary of Cerner Corporation, a Delaware corporation, hereby certifies that the foregoing Amendment No. 1 to the Bylaws Amended & Restated Bylaws as of February 25, 2016 were adopted by the Board of Directors of Cerner Corporation on this date.

Dated:    March 3, 2017

/s/ Randy D. Sims
Randy D. Sims, Secretary